SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 2000.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                            SEC File Number:  333-49619


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                 or Form 40-F.)

                            Form 20-F X Form 40-F [ ]



Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable



(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes [ ]   No X

                             Texon International plc

                        Three Months Ended March 31, 2000


                                      Index

                                                                        Page No.
                                                                        --------

PART I   FINANCIAL INFORMATION

Item 1   Financial Statements

         Condensed Consolidated Profit and Loss Accounts
         Three months ended March 31, 2000 and 1999                           3

         Condensed Consolidated Balance Sheets
         March 31, 2000 and December 31, 1999                                 4

         Condensed Consolidated Cash Flow Statement
         Three months ended March 31, 2000 and 1999                           5

         Reconciliation of net cash flow to movement in debt
         Three months ended March 31, 2000 and 1999                           6

         Consolidated Statement of Total Recognised Gains and Losses
         Three months ended March 31, 2000 and 1999                           7

         Reconciliation of Movements in Shareholders' Funds
         Three months ended March 31, 2000 and 1999                           8

         Notes to Condensed Consolidated Financial Statements              9-10

Item 2   Management's Discussion and Analysis of Financial Condition
         and Results of Operations                                        11-16


PART II  OTHER INFORMATION

Item 1   Legal Proceedings                                                   17

Item 2   Changes in Securities and Use of Proceeds                           17

Item 3   Defaults Upon Senior Securities                                     17

Item 4   Submission of Matters to a Vote of Security Holders                 17

Item 5   Other Information                                                   17

Item 6   Exhibits - Reports on Form 8-K                                      17


SIGNATURES                                                                   18

PART I   FINANCIAL INFORMATION

      Item 1   Financial Statements


                             TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling In Thousands)


                                                            Unaudited
                                                    -----------------------
                                                        Three months ended
                                                       March          March
                                                          31,           31,
                                                         2000          1999


Sales turnover                                         36,688        28,315

Cost of sales                                         (25,355)      (18,648)
                                                     --------       -------

Gross profit                                           11,333         9,667

Selling, general and
administrative expenses                               (8,354)        (6,898)
                                                     --------       -------

Operating profit                                        2,979         2,769

Interest receivable                                       109           193

Interest payable and similar charges                   (2,969)       (2,795)
                                                     --------       -------

Profit on ordinary activities before
taxation                                                  119           167

Taxation on profit on ordinary
activities                                                (60)          (48)
                                                     --------       -------

Profit on ordinary activities after
taxation                                                   59           119

Minority equity interests                                   4           (43)
                                                     --------       -------
Net profit for the financial period                        63            76

Other finance charges in respect of non
equity shares                                          (1,000)         (937)
                                                     --------       -------

Retained loss for the period
for equity shareholders                                  (937)         (861)
                                                     --------       -------

                             TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         (Pounds Sterling In Thousands)


                                                                Unaudited             Audited
                                                              as at March            December
                                                Notes            31, 2000            31, 1999
                                                              ------------          ---------
                                                                                    <C
FIXED ASSETS

Intangible assets:
    Intellectual property                                           1,500                   -
    Goodwill                                                       13,322              12,707
Tangible assets                                                    21,211              20,973
Investment                                                             14                  14
                                                                   ------              ------

                                                                   36,047              33,694
CURRENT ASSETS

Stocks                                             2               22,839              21,466
Debtors due within one year                                        28,733              26,491
Debtors due after one year                                          3,620               3,348
Cash at bank and in hand                                              926               1,025
                                                                  -------            --------
                                                                   56,118              52,330
CREDITORS
Amounts falling due within one year                               (44,031)            (40,391)
                                                                  -------            --------

NET CURRENT ASSETS                                                 12,087              11,939
                                                                  -------            --------
TOTAL ASSETS LESS CURRENT
      LIABILITIES                                                  48,134              45,633
                                                                  -------            --------
CREDITORS
Amounts falling due after more than
      one year                                                    (96,633)            (97,832)

Provisions for liabilities and charges                             (6,800)             (7,038)
                                                                  -------             -------
                                                                  (55,299)            (59,237)
                                                                  =======             =======

CAPITAL AND RESERVES

Called up share capital                                             9,757               9,120
Share premium                                                      46,800              46,800
Profit and loss account                                          (121,146)           (123,059)
Premium on redemption reserve                                       8,257               7,257
                                                                ---------            --------
Shareholders' deficit
      Equity interests                                           (116,589)           (119,139)
      Non-equity interests                                         60,257              59,257
                                                                 --------            --------

                                                                  (56,332)            (59,882)

Minority equity interests                                           1,033                 645
                                                                 --------            --------
                                                                  (55,299)            (59,237)
                                                                 ========            ========

                             TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                         (Pounds Sterling, In Thousands)


                                                                Unaudited
                                                         -----------------------
                                                           Three months ended
                                                           March         March
                                                             31,           31,
                                                            2000          1999
                                                          --------      --------

Cash inflow from operating activities                      3,952         5,512

Returns on investments and servicing of finance           (5,368)       (4,580)

Taxation                                                    (237)         (390)

Capital expenditure and financial investment                (420)         (967)

Acquisitions and disposals                                (1,909)       (1,262)
                                                         -------       -------

Cash outflow before financing                             (3,982)       (1,687)

Financing                                                  2,159         2,009
                                                         -------       -------
(Decrease)/increase in cash and overdrafts in
the period                                                (1,823)          322
                                                         -------       -------

                             TEXON INTERNATIONAL plc

             Reconciliation of net cash flow to movement in net debt
                         (Pounds Sterling, In Thousands)


                                                                Unaudited
                                                         -----------------------
                                                            Three months ended
                                                            March         March
                                                              31,           31,
                                                             2000          1999
                                                         --------       --------

(Decrease)/increase in cash and overdrafts in
the period                                                 (1,823)         322

Cash outflow from debt and lease financing                 (2,159)       (2,009)
                                                         --------       -------

Change in net debt resulting from cash flows               (3,982)       (1,687)

Loans and finance leases acquired with subsidiary            (462)       (2,039)

Issue of shares                                               637             -

Non cash movements in debt                                   (212)         (179)

Translation difference                                      3,625         3,696
                                                           ------        ------

Movement in net debt in the period                           (394)         (209)
                                                           ------        ------

Net debt at the opening date                             (108,063)      (91,063)
                                                         --------       -------

Net debt at the closing date                             (108,457)      (91,272)
                                                        ---------       -------

                             TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES
                         (Pounds Sterling, In Thousands)



                                                                Unaudited
                                                         -----------------------
                                                            Three months ended
                                                            March         March
                                                              31,           31,
                                                             2000          1999
                                                         --------       --------

Net profit for the financial period                            63            76

Currency translation differences
on foreign currency                                         2,850         4,020
                                                            -----         -----

Total recognized gains in the period                        2,913         4,096
                                                            =====         =====

                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS
                         (Pounds Sterling, In Thousands)


                                                                Unaudited
                                                         -----------------------
                                                            Three months ended
                                                            March         March
                                                              31,           31,
                                                             2000          1999
                                                         --------       --------

Retained profit for the period for
equity shareholders of the Company                            63            76

Other finance charges in respect of
non equity shares                                         (1,000)         (937)
                                                         -------       -------
                                                            (937)         (861)

Issue of Shares                                              637             -

Premium on redemption reserve                              1,000           937

Foreign exchange adjustments                               2,850         4,020
                                                         -------       -------

Net decrease to shareholders' deficit                      3,550         4,096

Opening shareholders' deficit                            (59,882)      (73,619)
                                                         -------       -------

Closing shareholders' deficit                            (56,332)      (69,523)
                                                         =======       =======

                             Texon International plc
       Notes to the Unaudited Condensed Consolidated Financial Statements
              March 31, 2000, March 31, 1999 and December 31, 1999


1 The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

         Where necessary comparatives are adjusted to ensure consistency with current periods.

2 Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarised as follows :

                                                     March 31,   December 31,
                                                          2000          1999
                                                  (Pounds sterling in thousands)

         Finished goods and goods for resale            16,749        14,969
         Work in progress                                1,424         1,442
         Raw materials                                   4,666         5,055
                                                        ------        ------

                                                        22,839        21,466
                                                        ------        ------

         Included within the above inventory figures for March 31, 2000 is an inventory reserve of (pound)1,645,000 ((pound)1,631,000 December 31,
         1999). Inventory has increased during the three months ended March 31, 2000 partly due to the inclusion of (pound)0.3 million for Boxflex.


3        Issue of Share Capital

         The acquisition of Crispin Dynamics was partly funded by new equity of (pound)0.7 million from Texon's investors and management.

         This comprised a rights issue during the period ended March 31, 2000 issuing 301,138 Ordinary A voting shares, 14,348 Ordinary A non-voting shares, and 35,054 Ordinary B voting shares all issued at a nominal value of (pound)1. There was also a rights issue of redeemable cumulative preference shares of 3,154,860 issued at a nominal value of (pound)0.10. The Ordinary B voting shares were only partly paid as at March 31, 2000.

4        Changes in UK Accounting Standards

         The Accounting Standards Board ("ASB") has issued FRS 15, which is effective for all accounting periods ending on or after March 23, 2000. FRS 15 provides accounting and reporting standards for tangible fixed assets and replaces SSAP 12 on depreciation. Its objective is to change and/or clarify: initial measurement (i.e., cost), and subsequent expenditure on maintaining or part-replacing; valuation, and treatment of consequent gains/losses; depreciation; and disclosure of tangible fixed assets. It eliminates "cherry-picking" valuations by requiring valuation and updating by entire classes of assets. It clarifies in particular the circumstances in which depreciation may be regarded as immaterial, and the consequences for accounting. The Company will apply the provisions of FRS 15 prospectively in 2000.

         The ASB has also issued FRS 16, which is effective for all accounting periods ending on or after March 23, 2000. FRS 16 provides an accounting and reporting standard for Current tax. Its objective is to require tax to be reported using enacted tax rates, and excluding any notional tax charges or credits. It will mean that the grossing up for "tax credit" on incoming or outgoing UK dividends will cease, and amounts paid or received subject to withholding tax continue to be grossed up. The Company will apply the provisions of FRS 16 prospectively in 2000.


5        Esjot Acquisition

         The goodwill relating to acquisitions during the period has been calculated using provisional estimates of costs and the fair values of the assets and liabilities acquired. The estimates may be adjusted as further information becomes available.

         The following unaudited proforma information has been prepared as if the Esjot acquisition occurred on January 01, 1998. In addition to aggregating the results of Esjot with those of Texon International plc proforma adjustments have been made to reflect the amortization of goodwill arising on the acquisition and interest costs incurred on the funding taken out.

                                                         Unaudited
                                                 ------------------------------
                                                      Three months ended
                                                     March         March
                                                       31,           31,
                                                      2000          1999
                                                 (Pounds sterling In Thousands)

         Trade sales                                36,688        33,745

         Net profit for the financial
         period                                         63           438
                                                     -----         -----

         In accordance with the policies adopted by the Company goodwill of (pounds)1.2 million arising on acquisitions in the period has been capitalised in the balance sheet and is being amortized over 20 years.

         All acquisitions have been accounted for using the acquisition method. For all acquisitions with the exception of Cornwell Industries Ltd the fair values assigned to assets and liabilities are provisional because the Directors have not been able to finalize the adjustments required prior to the date of signing these financial statements.

        ITEM 2   Management's Discussion and Analysis of Financial Condition
                            and Results of Operations


The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Registration Statement on Form F-4 filed by the Company with the Securities and Exchange Commission (the "Commission") on May 27, 1998 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The forward-looking statements contained herein are qualified by the cautionary statements appearing on pages 4 and 5 of the Company's annual report, a copy of which is available on request.


RECENT DEVELOPMENTS

Acquisition of Crispin Dynamics
-------------------------------

On February 29, 2000, Texon UK Ltd, a wholly owned subsidiary of Texon International plc acquired the Leicester, UK based business of Crispin Dynamics for a consideration of approximately (pound)2.5 million cash including deferred payments of (pound)1.5 million to be paid during 2000. The net cash payment was (pound)1.0 million and was met from new equity of (pound)0.7 million from
Texon's investors and management and the remainder from its current bank facilities. Management believes Crispin Dynamics is the global market leader in computer aided design software for the footwear industry. Crispin has approximately 40 employees based in its UK headquarters and its other facilities in Asia and Europe.

Acquisition of Boxflex
----------------------

On March  23,  2000,  Texon  Italia  SpA,  a wholly  owned  subsidiary  of Texon
International plc acquired a 50% shareholding in Boxflex Componentes Para Calcados Ltda for a consideration of approximately US$1.4 million, which was met from the Company's current bank facilities. The Company was then renamed Boxflex Texon Componentes Para Calcados Ltda ("Boxflex"). Boxflex is a leading manufacturer of stiffener and insole materials in Brazil and is located in the main footwear production area near Porto Allegre. Boxflex has approximately 42 employees based in South America.

On March 31, 2000 Mr D Gamble resigned as Company Secretary of Texon International plc and Mr JN Fleming was appointed.


GENERAL

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line and operates seventeen manufacturing facilities in the U.K., the United States, Brazil, Germany, Italy, France, Australia and China.

During the first three months of 2000 sales of insoles, stiffeners, other footwear materials, industrial products, plastic products and metal products accounted for 38%, 20%, 9%, 9%, 11% and 13% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 52% of sales were made to Europe, 31% to Asia and the Pacific, 14% to the Americas and 3% to the rest of the world.


RESULTS OF OPERATIONS

Comparison of the Three Months Ended March 31, 2000 to the Three Months Ended March 31, 1999.

Sales turnover. Sales increased (pound)8,373 million or 29.6%, to (pound)36,688 million during the three months ended March 31, 2000 from (pound)28,315 million in the comparable period of 1999. This increase was primarily due to the acquisitions made by the Company in 1999 of Cornwell, Esjot, Claravon and Chamberlain Phipps and some sales reported by Crispin, which was acquired on February 29, 2000. There are no trading results reported for Boxflex for the three months ended March 31, 2000, as it was acquired on March 23, 2000. After subtracting the sales made by the Company's 1999 acquisitions and Crispin, sales for the three months ended March 31, 2000 were (pound)0.4 million higher than those of the similar period in 1999. At constant exchange rates sales excluding acquisitions increased by 5.2% for the first quarter.

Sales of insoles at constant exchange rates, increased by 6.3% during the first quarter of 2000 from the comparable period in 1999, predominately because of an increase in the non-woven insole business in Asia.

During the three months ended March 31, 2000, sales of stiffeners at constant exchange rates increased 18.6% from the comparable period in 1999. This increase is primarily the result of the Company increasing its' market share in sales to major athletic footwear manufacturers in Asia.

During the three months ended March 31, 2000, sales of industrial products at constant exchange rates decreased 2.9% from the comparable period in 1999, primarily due to the sale of the pipeliner division in October 1999.

Sales of other footwear materials at constant exchange rates decreased by 13.9% in the three months ended March 31, 2000 from the comparable period in 1999. These products, although sold throughout the world, hold strong positions in the UK and some European countries where, management believes, footwear production has declined as a result of weak market conditions.

During the three months ended March 31, 2000, there were sales of plastic products of (pound)3.9 million, sales of metal products of (pound)4.7 million and sales of Crispin products of (pound)0.2 million. These are the principal acquisitions made by the Company during the latter part of 1999 and 2000 and therefore do not have a direct comparison to the first quarter of 1999.

On a geographical basis sales for the three months ended March 31, 2000, increased in Europe by 37.2%, Asia by 30.0%, Australasia by 90.5%, North America by 4.3%, and South America by 14.8% and the rest of the world decreased by 22.2%, each from the comparable period in 1999.

Although the Company believes that footwear production in Europe continues to decline due to the transfer of production to the Far East, European sales were (pound)5.1 million higher than the comparable period in 1999. This increase is due to the inclusion of the sales in Europe from the 1999 and 2000 acquisitions.

Asian sales increased by (pound)2.1 million from the comparable period in 1999 due to the sales initiatives for stiffner products as well as strong market share gains made in China for insoles.

Australasian sales increased by (pound)1.2 million from the comparable period in 1999 due to the acquisition in October 1999 of Claravon.

In North America, sales were (pound)0.2 million higher in the first quarter of 2000 as against the comparable period in 1999.

South American sales were approximately (pound)0.1 million higher from the comparable period in 1999.

Sales  to the  rest of the  world  decreased  by  (pound)0.4  million  from  the comparable period in 1999 due primarily to the irregularity of business contracts in the Middle East which require import licences issued by governmental authorities.


Gross Profit. Gross profit for the three months ended March 31, 2000 increased by (pound)1.6 million to (pound)11.3 million compared to (pound)9.7 million in the comparable period in 1999. When expressed as a percentage of sales, gross profit was 30.9% for the three months ended March 31, 2000 a decrease of 3.2% from the comparable period in 1999. Excluding the acquisitions completed in 1999 and 2000, gross profit margin was 32.2% in the three months ended March 31, 2000, a decrease of 1.8% points over the comparable period in 1999. The decrease in overall margin as compared to last year is due to the Cornwell and Esjot acquisitions which generate gross profit margins of 25 and 30% respectively.

Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), for the three months ended March 31, 2000 were (pound)8.4 million compared with (pound)6.9 million for the same period in 1999.

The S G + A costs for the three months ended March 31, 2000 have increased compared with the same period in 1999 principally due to the expenses of the acquired businesses.


Operating Profit. Operating profit for the three months ended March 31, 2000 was (pound)3.0 million, which is an increase of 7.6% from the comparable period in 1999.

Earnings before Interest Depreciation and Amortisation ("EBITDA"). EBITDA for the three months ended March 31, 2000 was (pound)4.2 million compared to (pound)3.4 million for the same period in 1999. At constant exchange rates EBITDA increased by (pound)1.1 million or 35.5%.

Interest payable and similar charges has increased by (pound)0.2 million to (pound)3.0 million for the three months ended March 31, 2000 from (pound)2.8 million from the comparable period in 1999. This increase is due to the new debt incurred on July 22, 1999 to finance the acquisition of Esjot. Included in the (pound)3.0 million charge is amortization of debt issuance costs of (pound)0.2 million.

Taxation. The tax charge for the three months ended March 31, 2000 is based on the estimated percentage tax rate the Company will incur for the full year.


FINANCIAL CONDITION AND LIQUIDITY

The Company's liquidity needs will arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Secured Notes, the Revolving Credit Facility, working capital needs and the funding of capital expenditures. The total liabilities at March 31, 2000 were (pound)147.5 million, including consolidated indebtedness of (pound)108.5 million which compares to total assets of (pound)92.2 million. The excess of liabilities over assets of (pound)55.3 million is due to the writing off of goodwill in earlier periods.

The shareholders' deficit as at March 31, 2000 of (pound)56.3 million has been reduced by (pound)3.6 million from (pound)59.9 million as at December 31, 1999. This has occurred due to foreign currency translation differences, the issuance of share capital and also due to the change in the rights of preference shareholders. Under the new rights the shareholders receive a redemption premium at 6.75% (which is accrued in other reserves) instead of a preference dividend at 5% (which was previously included in creditors, but was reversed out as a result of its' retrospective replacement by the redemption premium). This has resulted in a decrease of (pound)1.0 million in the shareholders' deficit.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (euro)15.0 million Revolving Credit Facility and several local facilities in Germany, Italy, Spain, France, China, Australia, New Zealand and the UK.

The net cash inflow from operating activities for the three months ended March 31, 2000 was (pound)4.0 million compared to (pound)5.5 million for the comparable period in 1999. This decrease of (pound)1.5 million is primarily attributable to the increased trading activity during the quarter creating higher receivables than for the comparable period in 1999.

Inventories  as  at  March  31,  2000  were  (pound)22.8   million  compared  to
(pound)21.5   million  at  December  31,  1999.  The  2000  inventories  include
(pound)0.3 million for Crispin and (pound)0.4 million for Boxflex.

Trade receivables at March 31, 2000 were (pound)25.9 million compared to (pound)24.5 million at December 31,1999. The 2000 trade receivables include (pound)0.3 million for Boxflex.

Returns on investments and servicing of finance for the three months ended March 31, 2000 were (pound)5.4 million compared to (pound)4.6 million for the three months ended March 31, 1999. The increase is primarily due to interest paid on additional debt incurred to finance the acquisitions made in 1999.

Capital expenditures in the quarter ended March 31, 2000 were (pound)0.4 million, as compared to (pound)1.0 million for the comparable period in 1999. Capital expenditures during the quarter related primarily to plant and equipment acquisitions and the global implementation of an enterprise resource planning system utilising BaaN software.

Acquisitions and disposals cash outflow for the three months ended March 31, 2000 consisted of (pound)1.0 million for the purchase of Crispin Dynamics on February 29, 2000. The remaining consideration of (pound)1.5 million is due to be paid in three quarterly instalments of (pound)0.5 million beginning in April 2000. There was also a cash outflow for the acquisition of Boxflex of (pound)0.9 million on March 23, 2000.

Financial Instruments and Market Risks

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The depreciation of Sterling against such currencies will have a positive impact on the reported sales and operating margin. Based on average exchange rates throughout the first three months of 2000, Sterling appreciated 11.5% against the Deutsche Mark compared to the similar period in 1999. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Fluctuations in the exchange rate between Sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders' equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Secured Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Secured Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, from January 1, 1999, the "Euro" can be used concurrently with some of the currencies of the Member states of the European Union (the "EU") including the Deutsche Mark.

On January 29, 2000 the Company paid interest on it's Senior Secured Notes primarily in Euros. Since the Deutsche Mark being a legacy currency of the Euro, the Company can value the Senior Secured Notes in Deutsche Marks or Euros without any exchange variance. The Company does however anticipate the Deutsche Mark being replaced by the Euro pursuant to the Treaty, and the payment of principal of, and interest on, the Senior Secured Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Secured Notes and the Indenture governing the terms of the Senior Secured Notes. Foreign exchange forward contracts have been used by the Company to cover interest payments due for July 2000 and January 2001 in Euros.

The Euro has been used as a trading currency by the Company during the three months ended March 31, 2000 and there have been no material costs to the business other than through exchange rate effects.

INTERNATIONAL OPERATIONS

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Brazil, Germany, Italy, France, Australia and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet date exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 31% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such, management estimates that less than 5% of sales are used in footwear which is sold in Asia. Therefore, the Company believes that the economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The devaluation of certain Asian currencies has benefited some of the Company's competitors that manufacture their products in the region. However, as labor and overhead relative to raw materials, which are substantially denominated in US dollars, represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.


EXCHANGE RATE INFORMATION

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                                 2000 Average Rate       Period End Rate
                                 -----------------       ---------------

       US Dollar                       1.60                    1.59

       Euro                            1.63                    1.67

Part II  OTHER INFORMATION


Item 1     Legal Proceedings

           From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believe would have a material adverse effect on the Company's results or operations or financial condition.


Item 2     Changes in Securities and Use of Proceeds

           None.


Item 3     Defaults Upon Senior Securities

           None.


Item 4     Submission of Matters to a Vote of Security Holders

           None.


Item 5     Other Information

           None.


Item 6     Exhibits and Report on Form 8 - K

           None.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                           Texon International plc
                                           -----------------------
                                                 (Registrant)






Date:  May 24, 2000                         By:  /s/ J. Neil Fleming
                                               -----------------------------
                                               J. Neil Fleming
                                               Finance Director and
                                               Chief Accounting Officer